Exhibit 99.1

New Gold Announces $300 Million Partnership With Ontario Teachers’ Pension Plan at the New Afton Mine Adding Significant Financial Flexibility

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO--(BUSINESS WIRE)--February 25, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) is pleased to announce that it has entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers’ has agreed to acquire a 46.0% free cash flow interest in the New Afton mine (“New Afton”) with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%, for upfront cash proceeds of $300 million payable upon closing of the transaction (the “Transaction”). The proceeds from the Transaction will be used to improve New Gold’s financial flexibility and to reduce net indebtedness.

Key Transaction Highlights

  Provides New Gold with immediate cash proceeds of $300 million at an attractive cost of capital, materially reducing New Gold’s net indebtedness and increasing financial flexibility.
  New Gold retains full operating control over New Afton during development of the C-Zone as the mine transitions to expand its operating mine life.
  Ontario Teachers’ is a world-class financial sponsor whose support of New Afton serves to increase New Gold’s visibility and its vision of creating value for all stakeholders.
  Overriding buyback option provides New Gold with the flexibility to potentially re-acquire 100% of New Afton in the future.
  New Gold will retain 100% of the exploration claims outside of the New Afton mining permit area and has granted Ontario Teachers’ an option to acquire its proportionate share of these claims upon conversion into the joint venture interest.

Summary Transaction Terms

  Ontario Teachers’ will initially acquire a 46.0% free cash flow interest in the New Afton mining claim area with a four-year term (“Interim Interest”) for $300 million in upfront proceeds and New Gold will retain 100% ownership of New Afton.
  After four years, Ontario Teachers’ has an option (“JV Interest Option”) to convert the Interim Interest into a 46.0% partnership interest in New Afton (“JV Interest”) with New Gold holding the remaining 54.0% partnership interest in a limited partnership New Gold and Ontario Teachers’ will form at the time of conversion.
  If Ontario Teachers’ does not exercise the JV Interest Option, Ontario Teachers’ will continue to hold a free cash flow interest in New Afton, but at a reduced rate of 42.5% (“Reduced Interest”).
  New Gold will hold (i) an overriding buyback option to re-purchase and cancel the Interim Interest (the “Buyback Option”) during the JV Interest Option exercise period and (ii) a right of first offer for the life of the agreements.

“We are pleased to be partnering with Ontario Teachers’, one of the world’s preeminent and most well-respected investors, in this transformational transaction that provides us with up front cash allowing us to restructure our balance sheet and lower our level of net indebtedness via a true shared risk and upside partnership focused on free cash flow. This transaction provides New Gold with an attractive cost of capital, further strengthens our financial position, allows us to benefit from the full exploration potential elsewhere on the New Afton land package and provides the opportunity to re-acquire 100% of New Afton,” said Renaud Adams, President and Chief Executive Officer of New Gold. “Ontario Teachers’ is known to conduct in-depth due diligence and partner with high quality management teams that share its values of integrity and operational excellence. We look forward to our partnership with Ontario Teachers’ as we continue our mission to turn New Gold into Canada’s leading intermediate diversified gold producer.”

“We are delighted to partner with New Gold, a leading Canadian mining company, in this distinctive transaction. We gain access to a free cash flow interest from a top quality asset in a stable and well-established mining area, with the ability to convert to a JV interest in four years. Ontario Teachers' Natural Resources group has a global mandate to pursue investments that provide attractive returns and inflation protection through exposure to a basket of key commodities,” said Dale Burgess, Senior Managing Director, Infrastructure & Natural Resources of Ontario Teachers’.

Additional Transaction Details

Under the terms of the agreement, Ontario Teachers’ will acquire the Interim Interest, effective from the closing date of the Transaction with a term of 4 years for upfront cash proceeds of $300 million payable upon closing. After four years, Ontario Teachers’ will have the option to convert the Interim Interest into a 46.0% JV Interest in New Afton, such option to be exercisable during a 60-day period immediately after the fourth anniversary of the effective date of the Transaction. Should Ontario Teachers’ elect to exercise such JV Interest Option, Ontario Teachers and New Gold will form a limited partnership and Ontario Teachers’ will contribute the free cash flow interest in exchange for a 46% JV Interest in New Afton. If the JV Interest Option is not exercised by Ontario Teachers’ during the exercise period, Ontario Teachers’ will hold the Reduced Interest, which provides Ontario Teachers’ with a 42.5% free cash flow interest in New Afton. For purposes of calculating the Interim Interest and the Reduced Interest, free cash flow is defined as: the greater of, (i) gross revenue less treatment and refining costs, operating costs, exploration costs, interest costs, British Columbia mining taxes, lease payments, and capital costs, inclusive of changes in working capital, and (ii) one dollar. For any new, jointly approved, capital project which is outside of the current mine plan, which results in free cash flow declining below zero, New Gold is permitted to recover Ontario Teachers’ share of that capital expenditure from future free cash flow payments to Ontario Teachers’. Under the terms of the agreement, New Gold has also agreed to provide Ontario Teachers’ with a minimum guarantee of approximately half of Ontario Teachers' expected free cash flow over the interim period, subject to certain adjustments for realized commodity prices and foreign exchange rates.

The agreement provides New Gold with an overriding Buyback Option to re-purchase and cancel the Interim Interest during the same exercise period described above at the greater of (i) an agreed upon internal rate of return to Ontario Teachers’ and (ii) the fair market value of the free cash flow interest at that time. The Buyback Option in favour of New Gold would be exercisable in priority to the JV Interest Option granted to Ontario Teachers’ and regardless of Ontario Teachers’ exercise or intention to exercise of the JV Interest Option. The Buyback Option provides New Gold the opportunity to re-acquire 100% exposure to New Afton’s cash flows, at its sole discretion, in four years, allowing New Gold sufficient time to build the necessary balance sheet strength. Both New Gold and Ontario Teachers’ will have a mutual right of first offer for the life of the agreements.

The Transaction agreements set out certain governance rights and protections for Ontario Teachers’ in relation to the operation of New Afton, including establishment of an advisory committee to assist with operation and budgetary decisions.

The Transaction is subject to approval under New Gold’s credit facility and is expected to close on or about March 31, 2020.

Scotiabank is acting as financial advisor to New Gold. Cassels Brock & Blackwell LLP and Lawson Lundell LLP are acting as legal counsel to New Gold. BMO Capital Markets is acting as financial advisor to Ontario Teachers’. Stikeman Elliott LLP is acting as legal counsel to Ontario Teachers’.

New Gold looks forward to working with Ontario Teachers’ to realize the full potential of New Afton, where both New Gold and Ontario Teachers’ see significant value creation opportunities. Both New Gold and Ontario Teachers’ are committed to working with local communities and other partners to ensure New Afton generates value for all of its stakeholders for many years to come.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100 per cent of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this press release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates” “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this press release include, among others, the potential timing of closing of the Transaction, the potential elections and exercise of options pursuant to the Transaction, use of proceeds of the Transaction and actions and developments at the New Afton mine, the strengthening of New Gold’s balance sheet and the value creation opportunities at New Afton.

All forward-looking statements in this press release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this press release, New Gold’s latest annual and quarterly management's discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com